

02027474

44-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
APR 3 0 2002
080

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002.

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the three months and quarter ended March 31, 2002. It contains the following tables:

- Consolidated Financial Statement
- Consolidated Earnings Statement
- Statement of Changes in Financial Position
- Consolidated Ratios
- Data per Share
- Discussion and Analysis of the Director General on the Financial Condition and Results of Operations of the Company
- Accompanying Financial Notes
- Relations of Shares Investments
- Property, Plant and Equipment
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Sales Distribution by Product
- Schedule for the Determination of the Net Fiscal Earnings Account
- Schedule for the Determination of the Net Fiscal Earnings Account Reinvested
- Integration of the Paid Capital Stock
- Declaration from the Company Officials Responsible for the Information

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 2002

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**48,820,667**	100	**47,672,143**	100
2	**ACTIVO CIRCULANTE**	**15,782,251**	**32**	**13,122,257**	**28**
3	EFECTIVO E INVERSIONES TEMPORALES	7,440,309	15	4,475,505	9
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,096,821	6	2,951,000	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	887,413	2	1,257,045	3
6	INVENTARIOS	4,357,708	9	4,438,707	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**429,605**	**1**	**555,546**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	28,916	0	29,392	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	400,689	1	526,154	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO**	**27,128,843**	**56**	**28,152,578**	**59**
13	INMUEBLES	3,232,236	7	3,324,319	7
14	MAQUINARIA Y EQUIPO INDUSTRIAL	39,255,205	80	40,556,982	85
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	16,804,999	34	17,274,296	36
17	CONSTRUCCIONES EN PROCESO	1,446,401	3	1,545,573	3
18	**ACTIVO DIFERIDO (NETO)**	**5,479,968**	**11**	**5,841,762**	**12**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**20,387,823**	100	**21,018,950**	100
21	**PASIVO CIRCULANTE**	**9,122,475**	**45**	**8,749,640**	**42**
22	PROVEEDORES	3,313,330	16	3,426,656	16
23	CREDITOS BANCARIOS	1,841,007	9	2,041,088	10
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	1,222,017	6	862,797	4
26	OTROS PASIVOS CIRCULANTES	2,746,121	13	2,419,099	12
27	**PASIVO A LARGO PLAZO**	**6,220,563**	**31**	**7,094,284**	**34**
28	CREDITOS BANCARIOS	6,220,563	31	7,094,284	34
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**4,471,891**	**22**	**4,779,098**	**23**
32	**OTROS PASIVOS**	**572,894**	**3**	**395,928**	**2**
33	**CAPITAL CONTABLE**	**28,432,844**	100	**26,653,193**	100
34	**PARTICIPACION MINORITARIA**	**8,329,991**	**29**	**8,392,021**	**31**
35	**CAPITAL CONTABLE MAYORITARIO**	**20,102,853**	**71**	**18,261,172**	**69**
36	**CAPITAL CONTRIBUIDO**	**13,444,321**	**47**	**13,444,321**	**50**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	2,648,632	9	2,648,632	10
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,265,007	4	1,265,007	5
39	PRIMA EN VENTA DE ACCIONES	9,530,682	34	9,530,682	36
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,658,532**	**23**	**4,816,851**	**18**
42	RESULTADOS ACUMULADOS Y RESERVA DE	9,046,972	32	8,486,819	32
43	RESERVA PARA RECOMPRA DE ACCIONES	2,729,813	10	729,813	3
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(5,746,611)	(20)	(4,888,010)	(18)
45	**RESULTADO NETO DEL**	628,358	2	488,229	2

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**7,440,309**	100	**4,475,505**	
46	EFECTIVO	1,141,849	15	1,189,366	27
47	INVERSIONES TEMPORALES	6,298,460	85	3,286,139	73
18	**CARGOS DIFERIDOS**	**5,479,968**	100	**5,841,762**	
48	GASTOS AMORTIZABLES (NETO)	4,561,263	83	4,050,862	69
49	CREDITO MERCANTIL	918,705	17	1,790,900	31
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**9,122,475**	100	**8,749,640**	100
52	PASIVOS EN MONEDA EXTRANJERA	2,604,851	29	3,211,620	37
53	PASIVOS EN MONEDA NACIONAL	6,517,624	71	5,538,020	63
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**		100 **0**	
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**2,746,121**	100	**2,419,099**	100
57	OTROS PASIVOS CIRCULANTES CON	8,387	0	11,376	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	2,737,734	100	2,407,723	100
27	**PASIVO A LARGO PLAZO**	**6,220,563**	100	**7,094,284**	
59	PASIVO EN MONEDA EXTRANJERA	6,220,563	100	7,094,284	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**		100 **0**	
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	100	**0**	100
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**4,471,891**	100	**4,779,098**	
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,671,714	82	4,012,040	84
67	OTROS	800,177	18	767,058	16
32	**OTROS PASIVOS**	**572,894**	100	**395,928**	100
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	572,894	100	395,928	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(5,746,611)**	100	**(4,888,010)**	
70	RESULTADO ACUMULADO POR POSICION	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(5,746,611)	(100)	(4,888,010)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 2002
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	6,659,776	4,372,617
73	FONDO PARA PENSIONES Y PRIMA DE	800,177	767,058
74	NUMERO DE FUNCIONARIOS (*)	714	717
75	NUMERO DE EMPLEADOS (*)	18,244	18,818
76	NUMERO DE OBREROS (*)	22,502	23,671
77	NUMERO DE ACCIONES EN CIRCULACION	5,297,310,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	10,280,000

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 2002
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**11,389,665**	**100**	**10,740,628**	**100**
2	COSTO DE VENTAS	5,728,630	50	5,403,163	50
3	**RESULTADO**	**5,661,035**	**50**	**5,337,465**	**50**
4	GASTOS DE	4,124,094	36	3,912,544	36
5	**RESULTADO DE OPERACION**	**1,536,941**	**13**	**1,424,921**	**13**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(272,841)	(2)	55,778	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,809,782**	**16**	**1,369,143**	**13**
8	OTRAS OPERACIONES FINANCIERAS	74,121	1	62,851	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,735,661**	**15**	**1,306,292**	**12**
10	PROVISION PARA IMPUESTOS Y P.T.U.	710,813	6	557,242	5
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,024,848**	**9**	**749,050**	**7**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,024,848**	**9**	**749,050**	**7**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE EXTRAORDINARIAS**	**1,024,848**	**9**	**749,050**	**7**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	27,892	0
18	**RESULTADO NETO**	**1,024,848**	**9**	**721,158**	**7**
19	PARTICIPACION MINORITARIA	396,490	3	232,929	2
20	**RESULTADO NETO MAYORITARIO**	**628,358**	**6**	**488,229**	**5**

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 2002

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**11,389,665**	**100**	**10,740,628**	**100**
21	NACIONALES	10,226,647	90	9,427,488	88
22	EXTRANJERAS	1,163,018	10	1,313,140	12
23	CONVERSION EN DOLARES (***)	129,038	1	145,694	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(272,841)**	**100**	**55,778**	**100**
24	INTERESES PAGADOS	185,012	68	247,289	443
25	PERDIDA EN CAMBIOS	(109,109)	(40)	30,171	54
26	INTERESES GANADOS	105,526	39	143,707	258
27	GANANCIA EN CAMBIOS	71,817	26	73,130	131
28	RESULTADO POR POSICION MONETARIA	(171,401)	(63)	(4,845)	(9)
8	**OTRAS OPERACIONES FINANCIERAS**	**74,121**	**100**	**62,851**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	74,121	100	62,851	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**710,813**	100	**557,242**	100
32	I.S.R.	824,858	116	630,748	113
33	I.S.R. DIFERIDO	(163,778)	(23)	(162,658)	(29)
34	P.T.U.	49,733	7	89,152	16
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2002

ESTADO DE RESULTADOS

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	11,358,236	10,713,684
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	49,199,860	46,492,926
39	RESULTADO DE OPERACION (**)	8,271,212	7,563,185
40	RESULTADO NETO MAYORITARIO (**)	3,379,343	2,703,872
41	RESULTADO NETO (**)	5,023,198	3,827,580

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 2002

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2002 Y 2001

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,024,848**	**721,158**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	965,735	851,817
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICI(**	**1,990,583**	**1,572,975**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	285,770	75,751
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**2,276,353**	**1,648,726**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	1,510	(519,550)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(939,859)	(18,398)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(938,349)**	**(537,948)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,193,514)**	**(1,194,386)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	144,490	(83,608)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	7,295,819	4,559,113
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	7,440,309	4,475,505

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 2002
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**965,735**	**851,817**
13	+ DEPRECIACION Y AMORTIZACION DEL	858,544	735,838
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	68,075	68,018
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	39,116	47,961
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**285,770**	**75,751**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	173,775	175,285
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(156,563)	12,986
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	(367,052)	(60,175)
21	+ (-) INCREMENTO (DECREMENTO) EN	278,247	(149,806)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	357,363	97,461
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**1,510**	**(519,550)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	6,911	335,848
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	(180,653)	(114,779)
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	281,560	(608,175)
27	(-) AMORTIZACION DE FINANCIAMIENTOS	(106,308)	(132,444)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(939,859)**	**(18,398)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(939,859)	(18,398)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,193,514)**	**(1,194,386)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	(327,392)	23,697
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(624,984)	(784,880)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	195,896	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(437,034)	(433,203)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	9.00	%	6.71	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	16.81	%	14.81	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	10.29	%	8.03	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	13.45	%	14.22	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	16.72	%	0.67	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	1.01	veces	0.98	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.81	veces	1.65	
8	ROTACION DE INVENTARIOS (**)	5.29	veces	5.21	veces
9	DIAS DE VENTAS POR COBRAR	21	dias	22	
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	12.34	%	11.92	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	41.76	%	44.09	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.72	veces	0.79	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	43.29	%	49.03	
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	22.93	%	25.20	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	8.31	veces	5.76	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	2.41	veces	2.21	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.73	veces	1.50	
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	1.25	veces	0.99	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.77	veces	0.62	
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	81.56	%	51.15	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	17.48	%	14.65	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	2.51	%	0.71	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	12.30	veces	6.67	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(0.16)	%	96.58	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	100.16	%	3.42	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	52.37	%	65.71	

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 2002
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe		Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .46		$ .46	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .54		$ .54	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .46		$ .46	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 3.79		$ 3.45	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .13		$ .08	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS	2.21	veces	1.95	
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)	18.19	veces	14.61	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	15.57	veces	12.50	

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

r04: INCLUYE 12,900 Y 24,400 MILES DE PESOS DE AMORTIZACION DEL CREDITO MERCANTIL POR LOS AÑOS 2002 Y 2001 RESPECTIVAMENTE.
c17: CORRESPONDE A ROTURA DE BOTELLA
r23: EN EL AÑO 2002 SE INCLUYEN VENTAS DE COCA COLA FEMSA DE BUENOS AIRES POR 94,666 Y 100, 946 PARA EL MISMO PERIODO DEL AÑO 2001.

r32: INCLUYE RESERVA DEL IMPAC POR UN MONTO DE 5,607 MILES DE PESOS EN 2002 Y 13,096 PARA EL 2001.
c13:PARA EL AÑO 2002 SE INCLUYEN 488,424 DE DEPRECIACION 11,054 DE AMORTIZACION DE CREDITO MERCANTIL Y 370,120 DE AMORTIZACION DE CARGOS DIFERIDOS, ASI MISMO PARA EL AÑO 2001 SE INCLUYEN 463,546 Y 24,241 DE AMORTIZACION DE CREDITO MERCANTIL Y 248,052 DE AMORTIZACION DE CARGOS DIFERIDOS.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

RESULTADOS FINANCIEROS NO AUDITADOS PARA EL PRIMER TRIMESTRE TERMINADO EL 31 DE MARZO DEL 2002, COMPARADOS CON EL PRIMER TRIMESTRE TERMINADO EL 31 DE MARZO DE 2001

LOGROS RELEVANTES DEL PERIODO Y REVISION DE EXPECTATIVAS PARA EL 2002

FEMSA Cerveza
FEMSA Cerveza registró una disminución en el volumen de ventas total de 1.5% en el primer trimestre del 2002. El volumen de ventas nacional disminuyó 2.2% mientras que el precio nominal nacional aumentó 7.0% en promedio. Consideramos que esta debilidad en el volumen doméstico refleja una difícil base comparativa respecto al crecimiento positivo observado durante el primer trimestre del 2001, particularmente en el mes de marzo. Cabe notar que el proceso de incremento de precios en el 2001 se extendió a las primeras semanas de abril, resultando en compras anticipadas al aumento durante marzo de ese año. En el 2002, en contraste, el proceso de incremento de precios se había concluido para mediados de marzo. En términos regionales, los mercados del norte de México se mostraron poco dinámicos, afectados por la persistente recesión económica. Además, los mercados de la zona fronteriza han estado afectados por la revaluación del peso frente al dólar. Los mercados del sur, por el contrario, mostraron cierto dinamismo económico y una aparente recuperación acelerada. El volumen exportado de FEMSA Cerveza aumentó 8.8%, observando una demanda estable, sin variaciones en los precios.

La utilidad bruta de FEMSA Cerveza aumentó 7.3% y el margen bruto mejoró más de dos puntos porcentuales, de 55.4% en el primer trimestre del 2001 a 57.5% en el 2002, reflejando una reducción en costos de venta y el efecto de la revaluación de la divisa mexicana. La utilidad de operación antes del pago de servicios corporativos aumentó 11.6%, en tanto el margen de operación aumentó 90 puntos base, de 10.1% en el primer trimestre del 2001 a 11.0% en el mismo periodo del 2002.

FEMSA Cerveza lanzó una campaña de mercadotecnia a nivel nacional para su marca Sol durante el primer trimestre del 2002. Denominada "Tomando Sol", esta campaña hace referencia a los atributos principales de la marca, tales como su frescura y su atractivoentre consumidores jóvenes. La campaña recibirá un impulso adicional al conectarse con la activación asociada al patrocinio oficial de Sol para la Selección Nacional en el Mundial de Fútbol Corea-Japón. Nos encontramos muy satisfechos con los resultados preliminares de este esfuerzo de activación, ya que Sol claramente ha reforzado su tendencia de crecimiento y los parámetros que miden su salud de marca. Por otro lado, la marca Bohemia empezó su campaña de mercadotecnia integral, denominada "¿Lo conseguiste?", la cual contó con degustación de la cerveza en bares y restaurantes de algunas ciudades. Durante el primer trimestre del 2002, FEMSA Cerveza también implementó campañas de mercadotecnia para apoyar a tres eventos que ya gozan de gran reconocimiento y asociación a nuestras marcas por parte del público consumidor: la segunda edición del Grand Prix Tecate de la Fórmula CART celebrado en Monterrey, el Carnaval Superior en cuatro ciudades del sureste, y la Serie del Caribe de Béisbol.

Consideramos que la implementación del plan estratégico para el 2002 va de acuerdo a los tiempos planeados, dentro de presupuesto y con excelentes resultados a la fecha. Es evidente el entusiasmo con que la organización de FEMSA Cerveza continua asimilando e implementando la nueva estrategia comercial y sus respectivos planes de negocio. No obstante, la debilidad observada en la demanda de cerveza al comienzo del año, la cual va de la mano de la lenta recuperación económica, FEMSA Cerveza mantiene su objetivo anual de crecimiento en volumen de ventas en un rango de 1%-2% para el volumen nacional y de 5%-7% en el volumen de exportación. Asimismo, FEMSA Cerveza mantiene su expectativa de crecimiento en utilidad de operación de 4% a 6%.

Coca-Cola FEMSA

Coca-Cola FEMSA registró un sólido crecimiento en ventas y en utilidad de operación, ya que los buenos resultados obtenidos en nuestros territorios mexicanos estuvieron por encima de la debilidad padecida en Argentina. En el primer trimestre, los ingresos consolidados aumentaron 3.4%, combinando un crecimiento de 5.2% en México con una reducción de 14.3% en Argentina. De la misma manera, el volumen de ventas creció 3.0% en México y disminuyó 17.4% en Argentina. La utilidad de operación consolidada creció 16.0%, lo cual elevó el margen de operación a 23.6%, 2.5 puntos porcentuales por encima del primer trimestre del 2001. El flujo bruto de operación (EBITDA) aumentó 9.8% en el mismo periodo.

A pesar de la situación económica tan adversa en Argentina, hemos logrado un crecimiento en utilidad operativa mediante el uso avanzado de herramientas como la administración de ingresos, segmentación de mercados, programas de reducción de costos, uso estratégico de caja, y renegociaciones favorables de términos comerciales y en compras de materias primas. Sin embargo, aunque el negocio de Argentina solo representó el 4% del EBITDA consolidado del trimestre, la devaluación del peso argentino contra el dólar continuó afectando nuestro balance general, provocando una reducción de 446 millones de pesos en el capital de Coca-Cola FEMSA.

Para el año 2002 mantenemos las expectativas presentadas en nuestro último reporte de resultados, estimando crecimientos en volumen y utilidad de operación en nuestros territorios mexicanos en los rangos de 3% a 5% y de 12% a 14%, respectivamente. En vista de los acontecimientos que continúan ocurriendo en Argentina, no nos es posible predecir el desempeño de corto plazo de nuestro negocio de Buenos Aires. Por consiguiente, nos abstenemos por el momento de proveer expectativas para este negocio.

FEMSA Comercio

Las ventas netas de FEMSA Comercio crecieron 19.9% y la utilidad de operación aumentó 30.7%. La pérdida operativa de la cadena de tiendas de descuento Bara y de las iniciativas de e-commerce de FEMSA Comercio se acercó notablemente más al punto de equilibrio. Las expectativas de crecimiento en utilidad de operación de FEMSA Comercio permanecen sin cambio en 20%. La Cadena Comercial Oxxo, por su parte, registró un buen crecimiento operativo durante el primer trimestre del 2002. Las ventas netas crecieron 19.2%, y la utilidad de operación aumentó 31.0%. Se inauguraron 44 nuevas tiendas Oxxo, con lo cual se llega a un total de 1,823 tiendas al 31 de marzo del 2002. El alto número de nuevas sucursales en el primer trimestre-el cual tradicionalmente es de bajo crecimiento en piso de ventas-refleja nuestro esfuerzo de expandir la cadena a un ritmo más homogéneo a lo largo del año. FEMSA Comercio ha sobrellevado el difícil ambiente de negocio observado en las ciudades fronterizas del norte del país, ofreciendo a su clientela más promociones que agreguen valor a su compra, particularmente en las categorías de cerveza y comida rápida. Durante el primer trimestre del 2002, Oxxo lanzó exitosamente campañas promocionales relacionadas al Gran Prix Tecate y una promoción de viajes al Mundial de Fútbol Corea-Japón en conjunción con la cerveza Sol. Oxxo espera abrir al menos 280 tiendas en el 2002.

FEMSA Empaques

La persistente revaluación del peso continúa presionando la operación de FEMSA Empaques, ya que los precios de los productos metálicos y de ciertas materias primas están denominados en dólares, pero la estructura de costos y gastos restante está denominada en pesos. Las ventas netas disminuyeron 11.1% en el primer trimestre del 2002, y la utilidad de operación cayó 31.5%, reflejando principalmente la situación adversa en el valor del tipo de cambio, así como bajas ventas en el negocio de lata de bebida. Esta situación se puede explicar por la tendencia en toda la industria hacia la contracción en volúmenes y la gradual alineación del precio nacional de la lata terminada con los precios internacionales. En contraste, el volumen vendido de botellas de vidrio y hermetapas aumentó. La demanda por parte de Coca-Cola FEMSA de botellas de vidrio de 8 onzas no-retornable ha sido particularmente fuerte. En cuanto a la hermetapa, queremos resaltar que FEMSA Empaques provee la gran mayoria de los requerimientos de hermetapa de Coors y Labatt y es un importante proveedor de Miller Brewing Co, demostrando la alta calidad de nuestros productos. FEMSA Empaques ha decidido ajustar sus expectativas para el 2002 hacia abajo, anticipando una disminución anual en ingresos de 8% a 12% y una reducción en utilidad de operación de 12% a 16%.

Impacto de la Crisis de Argentina en la Compañía

Como resultado de la crisis económica argentina, reconocimos nuevamente la devaluación del peso argentino y su correspondiente impacto negativo en su inversión en Coca-Cola FEMSA Buenos Aires en el primer trimestre del 2002. Este impacto fue de 446 millones de pesos en el balance de Coca-Cola FEMSA, de los cuales 227 millones se cargaron al capital social mayoritario y 219 se cargaron al capital social minoritario. El estado de resultados y el balance de Coca-Cola FEMSA Buenos Aires se convirtieron a un tipo de cambio de 3.0043 pesos argentinos por dólar.

Resultados Financieros No Auditados para el Primer Trimestre terminado el 31 de marzo del 2002, comparados con el Primer Trimestre terminado el 31 de marzo de 2001.

FEMSA Consolidado

Ingresos Totales/Ventas Netas
Nuestros ingresos totales consolidados crecieron 6.0%, llegando a 11,390 millones de pesos y las ventas netas consolidadas aumentaron 6.0% a 11,358 millones de pesos. FEMSA Cerveza y Coca-Cola FEMSA registraron un crecimiento en ingresos durante el primer trimestre como resultado de sus respectivos aumentos en precios, dado que ambas subsidiarias registraron reducciones en su volumen de ventas total. El volumen vendido por las operaciones mexicanas de Coca-Cola FEMSA observó un crecimiento de 3.0%; sin embargo, las operaciones de Argentina registraron una caída de volumen de 17.4%, enfrentando una severa crisis económica. Adicionalmente los resultados se vieron beneficiados por el aumento en ingresos registrado en FEMSA Comercio como resultado de su expansión continua y agresiva de la Cadena Comercial Oxxo.

Utilidad Bruta
Nuestra utilidad bruta consolidada aumentó 6.1% a 5,661 millones de pesos, representando un margen bruto consolidado de 49.8%, sin variación respecto al registrado en el mismo periodo del año anterior. Nuestras principales subsidiarias registraron un crecimiento en el margen bruto en el primer trimestre como resultado de: (i) un ambiente favorable en los precios de

materias primas, (ii) programas continuos de reducción de costos, (iii) mayores eficiencias operativas y (iv) la apreciación del peso en términos reales con respecto al dólar de 5%, comparada al primer trimestre de 2001, lo cual en suma resultó en menores costos variables para FEMSA Cerveza y Coca-Cola FEMSA. Sin embargo, la reducción en la demanda de latas, aunado a la revaluación del peso dieron como resultado una disminución en el margen de FEMSA Empaques era, compensando negativamente el incremento de margen de FEMSA Cerveza y Coca-Cola FEMSA.

Utilidad de Operación
Nuestros gastos de operación consolidados (incluyendo la amortización del crédito mercantil y los servicios corporativos pagados a Labatt), aumentaron 4.9% a 4,105 millones de pesos. Como porcentaje de los ingresos totales, los gastos de operación disminuyeron 40 puntos base a 36.0%, principalmente debido a los esfuerzos para contener gastos operativos en todas las subsidiarias, a pesar del incremento en los gastos de venta en el negocio de cerveza. Otorgamos un ajuste en sueldos y salarios del 5% nominal a partir del 16 de Marzo del 2002. Nuestra utilidad de operación consolidada (después de la participación en los resultados de compañías asociadas) aumentó 7.9% a 1,537 millones de pesos. El margen de operación consolidado aumentó 20 puntos base ascendiendo a 13.5% de los ingresos totales consolidados.

Utilidad Neta
Nuestra utilidad neta consolidada aumentó 42.2%, de 721 millones de pesos registrados en el primer trimestre de 2001 a 1,025 millones de pesos en el primer trimestre del 2002. El incremento en la utilidad neta se debió principalmente al efecto neto de: (i) el reconocimiento de un resultado integral de financiamiento favorable de 273 millones de pesos, comparado con un costo integral de financiamiento de 56 millones de pesos registrado en el primer trimestre de 2001, y (ii) un incremento de 27.6% en gastos por impuestos sobre la renta, impuestos sobre activos y participación de los trabajadores en las utilidades.

En el primer trimestre del 2002, el gasto financiero neto consolidado disminuyó 23.3% a 79 millones de pesos, comparado con el primer trimestre de 2001. Este decremento reflejó el efecto neto de: (i) una disminución de 25.1% en los gastos financieros como resultado de una disminución en la tasa de interés y la apreciación nominal del peso contra el dólar en los pasivos netos denominados en dólares, y (ii) una disminución de 26.4% en el producto financiero como resultado de menores tasas de interés aplicables a los saldos de caja. Registramos una ganancia por fluctuación cambiaria de 181 millones de pesos comparada con una ganancia por fluctuación cambiaria de 43 millones registrada en el primer trimestre de 2001, reflejando principalmente los efectos de la depreciación nominal del peso argentino contra el dólar sobre la posición activa en dólares en Argentina y la apreciación nominal del peso contra el dólar sobre los pasivos netos denominados en dólares en México.

La ganancia por posición monetaria ascendió a 171 millones de pesos, comparada con una ganancia de 4 millones en el primer trimestre del 2001, como resultado de los efectos de (i) la tasa inflacionaria de 10% en el trimestre en Argentina sobre los pasivos netos denominados en pesos argentinos y (ii) una menor tasa de inflación registrada durante el primer trimestre del 2002 comparada con el primer trimestre de 2001. Los otros gastos consolidados en el primer trimestre del 2002 sumaron 74 millones de pesos, compuestos principalmente de indemnizaciones, bajas de activos y pérdidas en la venta de activos.

Se registraron gastos por impuestos sobre la renta, impuestos sobre activos y participación de utilidades a los trabajadores por 711 millones de pesos, lo que significó un incremento del 27.6%, reflejando principalmente una mayor utilidad gravable. La tasa efectiva promedio de impuestos para el primer trimestre del 2002 fue 41.0%, comparada a una tasa de 42.7% en el mismo periodo del 2001.

La utilidad neta mayoritaria consolidada ascendió a 628 millones de pesos para el primer trimestre del 2002, comparada con 488 millones de pesos registrados en el primer trimestre del 2001. La utilidad neta mayoritaria por unidad FEMSA UBD1 ascendió a 0.593 pesos, comparada con 0.461 pesos para el mismo período del año anterior.

FEMSA Cerveza

Ventas netas
Las ventas netas de FEMSA Cerveza crecieron 3.3% a 4,582 millones de pesos en el primer trimestre del 2002, reflejando el resultado neto de una disminución de 1.5% en el volumen de venta total y un aumento de 4.9% en el precio por hectolitro promedio total respecto al primer trimestre del año anterior. El volumen de ventas nacional disminuyó 2.2% a 4.928 millones de hectolitros, debido principalmente a una comparación difícil respecto al primer trimestre del 2001. FEMSA Cerveza comenzó a implementar aumentos de precios en México de forma selectiva a partir de enero del 2002 y concluyó el procedimiento a mediados de marzo. Es importante notar que en el 2001 este proceso se extendió hasta mediados de abril. Los precios de venta se incrementaron en un promedio nominal de 7.0%, con diferenciaciones entre regiones y presentaciones. Como resultado, el precio por hectolitro nacional aumentó 6.0% a 884.1 pesos por hectolitro con respecto al primer trimestre del 2001.

En el primer trimestre del 2002, las presentaciones en envase no-retornable se incrementaron como porcentaje del volumen de ventas total con relación al mismo periodo del año pasado. Atribuimos la correspondiente disminución en la venta de presentaciones retornables al hecho de que la recesión económica ha impactado en mayor medida al segmento de consumidores de estas presentaciones.

Los precios nominales de las exportaciones a Estados Unidos no se incrementaron durante el primer trimestre del 2002. Por consiguiente, el precio promedio por hectolitro exportado disminuyó 10.7% a 611.7 pesos por hectolitro, como consecuencia de la continua apreciación del peso contra el dólar. El volumen total de exportación creció 8.8% a 368.0 mil hectolitros en el primer trimestre. Observamos un sólido crecimiento en las exportaciones a Norte América, las cuales representaron el 90.8% de las exportaciones totales al 31 de marzo del 2002. Los ingresos por exportación en dólares alcanzaron los $24.7 millones, 7.5% superior al mismo período del año anterior. Los ingresos de exportación en pesos disminuyeron 2.8% a 225 millones como consecuencia de la apreciación real del peso contra el dólar registrada en los últimos doce meses.

Utilidad bruta
El costo de ventas de FEMSA Cerveza fue de 1,974 millones de pesos en el primer trimestre del 2002 y disminuyó 1.9% en comparación al primer trimestre del 2001, reduciendo su proporción a ventas netas en 2.3 puntos porcentuales a 43.1%. Esta reducción refleja mayor productividad en la cadena de manufactura

y en las redes de distribución primaria. Adicionalmente, la apreciación real del peso contra el dólar en los últimos doce meses ha reducido el costo de ventas denominado en dólares. Como resultado del crecimiento de los ingresos apalancado en una reducida estructura de costos variables y fijos por hectolitro, la utilidad bruta aumentó 7.3% a 2,634 millones de pesos y el margen bruto mejoró 2.1 puntos porcentuales a 57.5% de las ventas netas.

Utilidad de Operación

La utilidad de operación, después de la participación en las utilidades de Labatt USA y antes de la deducción de servicios corporativos a FEMSA y Labatt se incrementó 11.6% a 504.6 millones de pesos en comparación al primer trimestre del 2001, reflejando el éxito de los continuos esfuerzos por contener gastos en toda la organización, lo cual a su vez nos ha permitido compensar el incremento de los gastos por la implementación de la serie de iniciativas de transformación iniciadas en el 2001. Los gastos de operación de FEMSA Cerveza aumentaron 5.3% a 2,110 millones de pesos y la participación en Labatt USA y otras compañías asociadas resultó en una pérdida de 18.9 millones de pesos en el trimestre, tras el reconocimiento anticipado de ciertos gastos en programas de mercadotecnia. Consecuentemente, el margen de operación antes de la deducción del pago de servicios corporativos aumentó 90 puntos base a 11.0% de los ingresos totales en el primer trimestre del 2002.

Coca-Cola FEMSA

Ver reporte trimestral de Coca-Cola FEMSA en los anexos

FEMSA Comercio

Las ventas netas de FEMSA Comercio crecieron 19.9% impulsados por el crecimiento en ventas de la Cadena Comercial Oxxo. Durante el primer trimestre del 2002 FEMSA Comerció abrió 44 tiendas Oxxo, lo cual se compara con sólo 30 tiendas en el primer trimestre del 2001 y 26 en el 2000. La cadena de tiendas de descuento Bara no se expandió durante el trimestre.

En el primer trimestre del 2002, el desempeño regional en las ventas de tiendas iguales indicó claramente el impacto en la actividad de las ciudades fronterizas del norte de México a causa de la revaluación del peso. Se ha observado un patrón de comportamiento en el cual los compradores mexicanos viajan a Estados Unidos para adquirir gasolina y abarrotes. Las ventas de tiendas iguales en todo el país se mantuvieron al mismo nivel que en el primer trimestre del 2001, registrando un incremento de 0.5% en el tráfico promedio por tienda y una correspondiente disminución de 0.5% en el ticket promedio por cliente. Consideramos que esto refleja la reciente penetración de la cadena Oxxo a zonas de mayor tráfico de peatones, por ejemplo, en los centros de las ciudades y en ejes de transporte público.

La utilidad de operación de Oxxo incrementó 31.0% en el primer trimestre del 2002, por encima de su crecimiento en ventas, y registró un margen operativo de 4.4% de los ingresos totales. La utilidad de operación de FEMSA Comercio aumentó 30.7% reflejando que las pérdidas de operación en Bara y en los proyectos de e-commerce se encuentran a niveles ya moderados y con tendencia decreciente. El margen de operación de FEMSA Comercio antes de servicios corporativos pagados a FEMSA aumentó 30 puntos base a 3.7% de los ingresos totales.

FEMSA Empaques

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

FEMSA Empaques registró una disminución en ventas netas de 11.1% y una disminución en la utilidad de operación de 31.5% para el cuarto trimestre del 2001. Las ventas de latas de bebida disminuyeron como resultado de menores ventas a Coca-Cola FEMSA y a clientes de exportación. El margen bruto en el negocio de latas de bebida continúa siendo presionado por la apreciación del peso contra el dólar, así como por la disminución en los precios nacionales a raíz de la intensa competencia. En contraste, el continuo crecimiento del negocio de botellas ha sido impulsado por las compras de Coca-Cola FEMSA y el programa de sustitución de botellas en FEMSA Cerveza. Adicionalmente, FEMSA Empaques ha estado activo durante el primer trimestre del 2002 en un programa de contención de gastos administrativos enfocado a controlar los costos de la oficina central. Este resultado favorable, sin embargo, no ha sido suficiente para contrarrestar el deterioro del negocio de lata de bebida.

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aún cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores derivados del Indice Nacional de Precios al Consumidor ("INPC").

Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores derivados del INPC.

Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del ejercicio, utilizando factores derivados del INPC para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del ejercicio, para las subsidiarias en el extranjero, excepto por lo mencionado en la Nota 3.

La Compañía actualiza su estado de resultados aplicando factores derivados del INPC del mes en el cual ocurrió la transacción, a la fecha de presentación de los estados financieros.

La información financiera de ejercicios anteriores de las subsidiarias mexicanas fue actualizada utilizando factores derivados del INPC, y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del ejercicio. Consecuentemente, las cifras son comparables entre sí y con ejercicios anteriores, al estar expresadas en términos de la misma moneda.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones

de renta fija a corto plazo a través de bancos y casas de bolsa, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. El costo de ventas del ejercicio se determina principalmente, con base en el valor de reposición de los inventarios al momento de su venta.

d) Anticipos a Proveedores:
Se actualizan en base a factores derivados del INPC, considerando su antigüedad promedio y se incluyen en la cuenta de inventarios.

e) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, en base al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que se incurren.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos y/o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos y/o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

f) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición.

FEMSA Cerveza clasifica las botellas y cajas como inventarios. El gasto por rotura se carga a los resultados en la medida en que ocurre. Al 31 de diciembre del 2001, 2000 y 1999, el gasto por rotura ascendió a Ps. 39, Ps. 32 y Ps. 59, respectivamente.

Coca-Cola FEMSA clasifica las botellas y cajas dentro del rubro de propiedades, planta y equipo. Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual.

La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y de un año para envase de plástico retornable. Al 31 de diciembre del 2001, 2000 y 1999, el gasto por rotura reconocido en los resultados ascendió a Ps. 195, Ps. 272 y Ps. 234, respectivamente. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas en circulación. La diferencia entre el costo y los depósitos recibidos se amortiza en un plazo de 50 meses.

g) Inversión en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías asociadas en las que no se tiene influencia significativa, se valúan al costo de adquisición actualizado, mediante la aplicación de factores derivados del INPC.

h) Propiedades, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando factores derivados del INPC, excepto por las botellas y cajas de Coca-Cola FEMSA (ver Nota 4 f). Las propiedades, planta y equipo de procedencia extranjera se actualizan aplicando la inflación del país de origen y el tipo de cambio al cierre del ejercicio.

La depreciación de las propiedades se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos. Las nuevas adquisiciones se empiezan a depreciar en el año siguiente al que son dadas de alta en operación.

Las tasas promedio anuales de depreciación de los activos son las siguientes:
(EN PORCENTAJE)
Edificios y construcciones 3.2
Maquinaria y equipo 5.2
Equipo de distribución 7.5
Otros activos 18.2

i) Otros Activos:
Crédito Mercantil:
Es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos adquiridos, siendo este último similar al valor de mercado de dichos activos. Esta diferencia se amortiza en un plazo no mayor a 20 años. El crédito mercantil se registra en la moneda en que se efectuó la inversión y se actualiza aplicando la inflación del país de origen y el tipo de cambio de cierre del ejercicio.

Cargos Diferidos:
Representan erogaciones cuyos beneficios serán recibidos en un plazo mayor a un año, representados principalmente por:

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan en base al plazo en que se espera recibir los beneficios, el cual a partir del 2001 se determina a través del volumen desplazado por los clientes. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

Mejoras en propiedades arrendadas, las cuales son actualizadas con base a factores derivados del INPC, considerando su antigüedad promedio y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

Inversiones en refrigeradores por parte de Coca-Cola FEMSA, los cuales se amortizan en línea recta de acuerdo a su vida útil, que en promedio es de tres años.

j) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción a los gastos de venta. Los gastos netos efectuados por dichos conceptos ascendieron a Ps. 817, Ps. 759 y Ps. 731, al 31 de diciembre del 2001, 2000 y 1999, respectivamente. Adicionalmente, a partir de 1999 The Coca-Cola Company participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company se registra en la cuenta cargos diferidos.

k) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante factores derivados del INPC y dicha actualización se registra en el capital contable. El incremento en el saldo de las obligaciones laborales, se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996. La amortización del ejercicio se registra como un gasto en el estado de resultados.

Las principales subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del ejercicio en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos. Al 31 de diciembre del 2001, 2000 y 1999 el monto registrado en otros gastos ascendió a Ps. 164, Ps. 211 y Ps. 147, respectivamente.

l) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los productos.

m) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
La Compañía determina y registra el Impuesto Sobre la Renta ("ISR"), el Impuesto al Activo ("IMPAC") y la Participación a los Trabajadores en las Utilidades ("PTU") con base a la legislación fiscal en vigor y al Boletín D-4 revisado "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades", el cual requiere el reconocimiento de activos y pasivos por impuestos diferidos, por todas aquellas diferencias temporales que surjan entre los saldos contables y fiscales de los activos y pasivos.

El saldo de impuestos diferidos por concepto de ISR e IMPAC, se determina utilizando el método de activos y pasivos, el cual considera todas las diferencias temporales entre los saldos contables y fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del ejercicio y la utilidad fiscal gravable para PTU y que se espera se reviertan en un periodo determinado.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen.

El impuesto diferido aplicable al resultado del ejercicio se determina comparando el saldo de impuestos diferidos al final del ejercicio contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen. El efecto neto acumulado inicial por la adopción de este boletín en el año 2000, fue reconocido en el capital contable dentro de las cuentas de utilidades retenidas e interés minoritario (ver Nota 20 d).

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas, con base a su participación accionaria. A partir de 1999, se eliminaron los pagos provisionales consolidados a través de la controladora y la consolidación de las utilidades o pérdidas fiscales se limita al 60% de la participación accionaria, siendo anteriormente al 100%.

n) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda nacional al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de cambio de cierre del ejercicio. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero (ver Nota 3).

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria de las subsidiarias mexicanas se determina aplicando el INPC mensual a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero (ver Nota 3).

El resultado por posición monetaria de las subsidiarias en el extranjero se calcula aplicando la inflación mensual del país de origen a la posición monetaria neta al inicio de cada mes, expresada en la moneda del país de origen, posteriormente los resultados mensuales se convierten a pesos mexicanos utilizando el tipo de cambio al cierre del ejercicio, excepto por lo mencionado en la Nota 3.

o) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación y si se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

Hasta diciembre del 2000, la Compañía registraba el efecto en resultados a la fecha de vencimiento de los instrumentos financieros, excepto en el caso de las opciones, en las cuales la prima pagada se registraba en resultados en línea recta durante la vida del contrato.

A partir de enero del 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos. Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del ejercicio de los activos y pasivos financieros, se registra en el resultado del ejercicio. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio como cambio en políticas contables, neto de su efecto fiscal, cuyo monto ascendió a Ps. 27.

p) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores derivados del INPC de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

q) Utilidad Integral:
La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del ejercicio, y se presenta en el estado de variaciones en las cuentas de capital contable consolidado.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	6,099,733	23,938,298
2 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	3,838,496	100.00	3,838	252,799
3 ELIMINACIÓN ACCIONES		1	0.00	(6,103,571)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**0**	**24,191,097**
ASOCIADAS					
1 LABATT U.S.A.		3,175	30.00	39,384	90,289
2 IEQSA		98,232	19.60	11,082	58,953
3 CICAN		9,620	48.10	36,154	45,464
4 OTRAS ASOCIADAS (4)		1	0.00	0	205,983
(No. DE ASOC.:)		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**86,620**	**400,689**
OTRAS INVERSIONES PERMANENTES					0
TOTAL					24,591,786

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 1 AÑO: 2002

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4 **CONSOLIDADO**
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	2,988,103	457,305	2,530,798	8,949,303	3,862,739	7,617,362
MAQUINARIA	7,826,167	1,431,849	6,394,318	11,555,690	7,577,631	10,372,377
EQUIPO DE TRANSPORTE	1,870,192	636,746	1,233,446	1,381,885	801,736	1,813,595
EQUIPO DE OFICINA	932,887	266,625	666,262	525,477	290,083	901,656
EQUIPO DE COMPUTO	498,159	231,679	266,480	50,821	78,866	238,435
OTROS	1,637,163	659,874	977,289	613,621	532,388	1,058,522
TOTAL DEPRECIABLES	**15,752,671**	**3,684,078**	**12,068,593**	**23,076,797**	**13,143,443**	**22,001,947**
ACTIVOS NO DEPRECIABLES						
TERRENOS	1,010,245	0	1,010,245	2,669,962	0	3,680,207
CONSTRUCCIONES EN PROCESO	1,364,181	0	1,364,181	82,508	0	1,446,689
OTROS	0	0	0	0	0	0
TOTAL NO DEPRECIABLES	**2,374,426**	**0**	**2,374,426**	**2,752,470**	**0**	**5,126,896**
TOTAL	**18,127,097**	**3,684,078**	**14,443,019**	**25,829,267**	**13,143,443**	**27,128,843**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2002

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
WARGURG	28/09/2004	8.92	0	0	0	0	0	0	0	0	0	0	0	1,351,950	0	0
WARGURG	02/03/2003	8.79	0	0	0	0	0	0	0	0	360,520	0	0	0	0	0
LANDES-SH	23/04/2003	4.73	0	0	0	0	0	0	0	0	13,204	0	9,914	0	0	0
VARIOS	16/10/2004	9.40	0	0	0	0	0	0	0	0	0	0	0	901,300	0	0
JP MORGAN	11/03/2006	8.95	0	0	0	0	0	0	0	0	0	0	0	0	0	1,802,600
BBV	16/08/2006	3.19	0	0	0	0	0	0	0	0	0	0	36,052	108,156	216,312	360,520
ORGANISMOS FINANCIEROS																
SANTANDER	30/04/2002	3.23	88,537	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	31/10/2006	7.98	160,000	0	0	0	120,000	160,000	160,000	160,000	0	0	0	0	0	0
BAYERISCHE	26/06/2006	2.18	0	0	0	0	0	0	0	0	1,062	0	1,062	1,062	1,062	531
BAYERISCHE	16/10/2003	3.55	0	0	0	0	0	0	0	0	2,253	0	2,253	0	0	0
COMERICA	28/09/2004	4.94	0	0	0	0	0	0	0	0	0	0	0	225,325	0	0
BAYERISCHE	18/06/2004	3.17	0	0	0	0	0	0	0	0	0	0	3,560	3,560	0	0
BAYERISCHE	26/01/2004	2.12	0	0	0	0	0	0	0	0	1,642	0	821	821	0	0
BAYERISCHE	25/03/2004	2.53	0	0	0	0	0	0	0	0	1,308	0	654	654	0	0
BAYERISCHE	18/12/2006	2.12	0	0	0	0	0	0	0	0	2,571	0	2,571	2,571	2,571	2,571
BAYERISCHE	17/01/2005	2.13	0	0	0	0	0	0	0	0	1,100	0	550	1,100	550	0
BAYERISCHE	17/01/2005	2.13	0	0	0	0	0	0	0	0	1,338	0	669	1,338	669	0
BAYERISCHE	15/05/2007	2.09	0	0	0	0	0	0	0	0	336	0	672	672	672	1,007
BAYERISCHE	22/09/2003	2.75	0	0	0	0	0	0	0	0	4,725	0	2,362	0	0	0
BAYERISCHE	29/04/2005	2.63	0	0	0	0	0	0	0	0	1,120	0	1,120	1,120	560	0
BAYERISCHE	16/01/2006	4.30	0	0	0	0	0	0	0	0	1,983	0	992	1,983	1,983	992
BAYERISCHE	09/12/2005	4.37	0	0	0	0	0	0	0	0	12,896	0	6,448	12,896	12,896	0
BAYERISCHE	29/08/2005	4.63	0	0	0	0	0	0	0	0	1,494	0	747	1,494	1,494	0
BAYERISCHE	28/02/2006	2.55	0	0	0	0	0	0	0	0	741	0	371	741	741	371
BAYERISCHE	28/09/2006	2.88	0	0	0	0	0	0	0	0	1,245	0	1,245	623	1,245	1,245
BAYERISCHE	11/03/2002	2.68	0	0	0	0	0	0	0	0	4,061	0	0	0	0	0
BAYERISCHE	30/12/2002	2.48	0	0	0	0	0	0	0	0	7,231	0	0	0	0	0
BAYERISCHE	30/09/2005	2.88	0	0	0	0	0	0	0	0	517	0	259	517	517	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2002**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BAYERISCHE	03/10/2003	2.59	0	0	0	0	0	0	0	0	1,021	0	0	0	0	0
BAYERISCHE	17/03/2003	2.72	0	0	0	0	0	0	0	0	3,191	0	0	0	0	0
BAYERISCHE	31/01/2006	2.52	0	0	0	0	0	0	0	0	719	0	360	719	719	360
BAYERISCHE	05/02/2006	2.72	0	0	0	0	0	0	0	0	690	0	690	690	690	345
BAYERISCHE	30/11/2008	2.53	0	0	0	0	0	0	0	0	5,649	0	5,649	5,649	5,649	16,946
BAYERISCHE	31/07/2006	2.52	0	0	0	0	0	0	0	0	601	0	301	601	601	601
BAYERISCHE	19/12/2006	2.50	0	0	0	0	0	0	0	0	602	0	602	602	602	602
BAYERISCHE	15/02/2006	2.23	0	0	0	0	0	0	0	0	877	0	439	877	877	439
NATIONS	18/11/2002	2.47	0	0	0	0	0	0	0	0	6,001	0	0	0	0	0
ARTESIA	15/11/2004	3.22	0	0	0	0	0	0	0	0	5,327	0	5,327	5,327	0	0
NATIONS	30/06/2003	2.23	0	0	0	0	0	0	0	0	3,896	0	1,948	0	0	0
BAYERISCHE	09/05/2007	2.54	0	0	0	0	0	0	0	0	444	0	444	887	887	1,775
BAYERISCHE	20/08/2007	2.46	0	0	0	0	0	0	0	0	1,678	0	1,678	3,357	3,357	6,714
BAYERISCHE	31/10/2006	2.70	0	0	0	0	0	0	0	0	2,833	0	2,833	2,833	2,833	2,833
BAYERISCHE	16/10/2006	2.48	0	0	0	0	0	0	0	0	1,166	0	1,166	1,166	1,166	1,166
BAYERISCHE	15/05/2006	2.16	0	0	0	0	0	0	0	0	1,060	0	1,060	1,060	1,060	530
ROYALBANK	31/12/2003	5.22	0	0	0	0	0	0	0	0	0	0	270,393	0	0	0
BAYERISCHE	04/12/2005	2.76	0	0	0	0	0	0	0	0	7,107	0	7,107	7,107	3,553	0
BAYERISCHE	10/01/2002	3.03	0	0	0	0	0	0	0	0	2,572	0	0	0	0	0
BAYERISCHE	30/10/2003	7.32	0	0	0	0	0	0	0	0	36,566	0	36,566	0	0	0
BAYERISCHE	21/05/2002	3.74	0	0	0	0	0	0	0	0	676	0	0	0	0	0
GE CAPITAL	10/01/2007	9.44	0	0	0	0	0	0	0	0	296	0	222	296	296	592
GE CAPITAL	01/02/2008	10.07	0	0	0	0	0	0	0	0	5,776	0	4,332	5,776	5,776	12,997
RABOBANK	29/09/2004	6.47	0	0	0	0	0	0	0	0	1,937	0	969	1,937	0	0
VEREINSBANK	15/07/2002	7.56	0	0	0	0	0	0	0	0	625	0	0	0	0	0
PARIBAS	15/07/2002	7.03	0	0	0	0	0	0	0	0	2,262	0	0	0	0	0
CITIBANK	11/08/2007	4.70	0	0	0	0	0	0	0	0	7,312	0	8,045	8,851	9,737	22,499
CITIBANK	05/09/2006	4.50	0	0	0	0	0	0	0	0	2,722	0	2,165	3,062	3,275	6,679
BAYER-LAND	06/10/2002	5.00	0	0	0	0	0	0	0	0	90,130	0	0	0	0	0
BCO- BOSTO	03/06/2003	3.65	0	0	0	0	0	0	0	0	255,969	0	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

[illegible]

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2002

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
AGRICOLE	17/09/2002	4.68	0	0	0	0	0	0	0	0	135,195	0	0	0	0	0
BLADEX	21/05/2002	4.87	0	0	0	0	0	0	0	0	90,130	0	0	0	0	0
BAYERISCHE	06/03/2002	5.22	0	0	0	0	0	0	0	0	90,130	0	0	0	0	0
CITIBANK	03/10/2003	4.16	0	0	0	0	0	0	0	0	225,325	0	0	0	0	0
RABOBANK	02/10/2003	3.23	0	0	0	0	0	0	0	0	180,260	0	0	0	0	0
VARIOS			0	0	0	0	0	0	0	0	378	0	0	0	0	0
TOTAL BANCARIOS			**248,537**	**0**	**0**	**0**	**120,000**	**160,000**	**160,000**	**160,000**	**1,592,470**	**0**	**424,618**	**2,668,680**	**282,350**	**2,244,915**

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2002**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
CERVEZA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cebada			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Malta			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Productos químicos			18,090	0	0	0	0	0	0	0	7,512	0	0	0	0	0
Lúpulo			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Maimilo			148,988	0	0	0	0	0	0	0	0	0	0	0	0	0
Cloro			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Material de empaque			232,445	0	0	0	0	0	0	0	14,567	0	0	0	0	0
Refacciones			0	0	0	0	0	0	0	0	7,224	0	0	0	0	0
Articulos promocionales			56,500	0	0	0	0	0	0	0	0	0	0	0	0	0
Enfriadores y refrigeradores			20,974	0	0	0	0	0	0	0	0	0	0	0	0	0
Fletes			19,755	0	0	0	0	0	0	0	0	0	0	0	0	0
Combustibles			11,240	0	0	0	0	0	0	0	0	0	0	0	0	0
Varios			25,797	0	0	0	0	0	0	0	0	0	0	0	0	0
KOF			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Concentrado			240,951	0	0	0	0	0	0	0	10,277	0	0	0	0	0
Azúcar			195,789	0	0	0	0	0	0	0	0	0	0	0	0	0
Fructuosa			134	0	0	0	0	0	0	0	12,518	0	0	0	0	0
Envase			50,342	0	0	0	0	0	0	0	238	0	0	0	0	0
Preforma			287,452	0	0	0	0	0	0	0	35,984	0	0	0	0	0
Empaque			32,622	0	0	0	0	0	0	0	8,017	0	0	0	0	0
Refacciones			9,057	0	0	0	0	0	0	0	7,505	0	0	0	0	0
Varios			26,780	0	0	0	0	0	0	0	14,563	0	0	0	0	0
EMPAQUE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Acero y aluminio			26,896	0	0	0	0	0	0	0	190,903	0	0	0	0	0
Barniz y tintas			13,680	0	0	0	0	0	0	0	12,109	0	0	0	0	0
Compresores y condensadores			15,441	0	0	0	0	0	0	0	0	0	0	0	0	0
Empaque			22,657	0	0	0	0	0	0	0	0	0	0	0	0	0
Otros			174,200	0	0	0	0	0	0	0	17,706	0	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2002**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
Papel			2,582	0	0	0	0	0	0	0	0	0	0	0	0	0
Polietileno			4,140	0	0	0	0	0	0	0	7,145	0	0	0	0	0
Quimicos			28,527	0	0	0	0	0	0	0	8,160	0	0	0	0	0
Refacciones			1,036	0	0	0	0	0	0	0	6,518	0	0	0	0	0
OXXO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Bonos de Despensa			237,680	0	0	0	0	0	0	0	0	0	0	0	0	0
Tarjetas Telefonicas			239,749	0	0	0	0	0	0	0	0	0	0	0	0	0
Refrescos y Aguas			199,791	0	0	0	0	0	0	0	0	0	0	0	0	0
Cigarros			122,296	0	0	0	0	0	0	0	0	0	0	0	0	0
Alimentos Frios			76,284	0	0	0	0	0	0	0	0	0	0	0	0	0
Dulces y Nieves			70,229	0	0	0	0	0	0	0	0	0	0	0	0	0
Pan y Galletas			69,019	0	0	0	0	0	0	0	0	0	0	0	0	0
Botanas			67,808	0	0	0	0	0	0	0	0	0	0	0	0	0
Jugos y Energeticos			56,910	0	0	0	0	0	0	0	0	0	0	0	0	0
Vinos y Licores			54,488	0	0	0	0	0	0	0	0	0	0	0	0	0
Limpieza e Higienicos			20,693	0	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS			71,362	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**2,952,384**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**360,946**	**0**	**0**	**0**	**0**	**0**
OTROS			2,094,686	0	0	0	0	0	0	0	651,435	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**2,094,686**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**651,435**	**0**	**0**	**0**	**0**	**0**
			5,295,607	**0**	**0**	**0**	**120,000**	**160,000**	**160,000**	**160,000**	**2,604,851**	**0**	**424,618**	**2,668,680**	**282,350**	**2,244,915**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 1 AÑO: 2002

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	37,818	343,705	0	0	343,705
OTROS	3,817	34,799	0	0	34,799
TOTAL	**41,635**	**378,504**			**378,504**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	32,319	293,838	0	0	293,838
INVERSIONES	8,337	75,782	0	0	75,782
OTROS	30,953	280,779	0	0	280,779
TOTAL	**71,609**	**650,399**			**650,399**
SALDO NETO	**(29,974)**	**(271,895)**			**(271,895)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**273,404**	**2,460,945**	**152,520**	**1,374,665**	**3,835,610**
PASIVO	**873,406**	**7,872,014**	**33,376**	**300,825**	**8,172,839**
CORTO PLAZO	266,831	2,404,949	22,179	199,902	2,604,851
LARGO PLAZO	606,575	5,467,065	11,197	100,923	5,567,988
SALDO NETO	**(600,002)**	**(5,411,069)**	**119,144**	**1,073,840**	**(4,337,229)**

OBSERVACIONES

1.- EL TIPO DE CAMBIO UTILIZADO AL CIERRE DEL TRIMESTRE FUE DE 9.013 Y EN OTRAS MONEDAS SE PRESENTAN LOS SALDOS DE COCA COLA FEMSA DE BUENOS AIRES.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	13,924,851	12,856,652	(1,068,199)	0.92	(9,861)
FEBRERO	13,130,625	12,181,929	(948,696)	0.00	610
MARZO	13,919,708	12,506,583	(1,413,125)	0.01	(72)
ACTUALIZACION:	0	0	0	0.00	403
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	180,321
OTROS	0	0	0	0.00	0
TOTAL					**171,401**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 1 AÑO: 2002
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ORIZABA	PRODUCCIÓN DE CERVEZA	7,200,000	63
MONTERREY	PRODUCCIÓN DE CERVEZA	7,200,000	73
TOLUCA	PRODUCCIÓN DE CERVEZA	5,400,000	67
NAVOJOA	PRODUCCIÓN DE CERVEZA	4,200,000	64
TECATE	PRODUCCIÓN DE CERVEZA	4,680,000	51
GUADALAJARA	PRODUCCIÓN DE CERVEZA	3,216,000	74
CEDRO	ELABORACION Y EMBOTELLADO	59,026	71
CUAUTITLÁN	ELABORACION Y EMBOTELLADO	191,140	76
LOS REYES	ELABORACION Y EMBOTELLADO	110,940	49
TOLUCA	ELABORACION Y EMBOTELLADO	208,000	68
IXTACOMITÁN	ELABORACION, EMBOTELLADO Y DISTRIBUCION	84,593	79
OAXACA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	13,577	79
JUCHITÁN	ELABORACION, EMBOTELLADO Y DISTRIBUCION	16,773	74
SAN CRISTÓBAL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	16,910	62
ALCORTA (BUENOS AIRES)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	212,179	61
FAMOSA-MTY	MANUFACTURA TAPAS METALICAS (HERMETAPAS)	16,000,000	87
FAMOSA-MTY	MANUFACTURA TAPAS METALICAS	4,000,000	87
FAMOSA-ENSENADA	MANUFACTURA LATA BEBIDAS	1,500,000	60
FAMOSA-ENSENADA	MANUFACTURA LATA ALIMENTOS	450,000	100
FAMOSA-TOLUCA	MANUFACTURA LATA BEBIDAS	1,700,000	94
FAMOSA-TOLUCA	MANUFACTURA LATA ALIMENTOS	200,000	33
FAMOSA-MTY	MANUFACTURA TAPAS DE PLASTICO	925,000	95
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	14,950	93
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,182,000	81
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	4,032	44
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS (TONS) MTY	10,212	64

OBSERVACIONES

LA CAPACIDAD INSTALADA SE DETERMINA EN BASE A LA CAPACIDAD DE LA PLANTA AL 31 DE MAYO DEL 2002 Y EL PORCENTAJE DE UTILIZACION SE DETERMINA CONCIDERANDO LA CAPACIDAD PROMEDIO QUE TUVO LA PLANTA DURANTE LOS ULTIMOS 12 MESES.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO APLICA					

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
FEMSA CERVEZA							
CERVEZA	5,211	1,286,967	4,927	4,382,517		TECATE, TECATE LIGH CARTA BLANCA, SUPEI DOS EQUIS LAGER, DO	CONSUMIDORES Y DETALLISTAS
HIELO							
FEMSA EMPAQUE							
HERMETAPAS	3,484	108,129	3,318	125,140		FAMOSA	CCMSA/IEMSA/MILLER LABATT
TAPA ECOLOGICA		94,375		103,463		FAMOSA	CCMSA/KOF/IEQSA FERNANDEZ
SERVICIOS							
LATA BEBIDAS		238,283		269,523		COCA-COLA LIGHT FAMOSA	CCMSA/KOF/IEQSA FERNANDEZ
LATA ALIMENTOS		116,076		77,939		FAMOSA	PINSA/MARIND./YAVAR P.P.MATACINTAS/P.P.
ETIQUETAS		33,224		39,481		GRAFO	CCMSA/KOF/GAMESA COLGATE PALMOLIVE
FLEXIBLES (TONS)	2,680	97,154	2,502	109,591		GRAFO	CCMSA/KOF/GAMESA COLGATE PALMOLIVE
BOTELLAS		257,443		323,225		SIVESA	CCMSA/KOF/DOMECQ/
CAJAS DE REFRESCOS		4,562		14,815		PTM	IEMSA/SIN RIVAL/ROS
HIELERA INDUSTRIAL		4,685		17,197		PTM	CCMSA/KOF
MESAS DE PLÁSTICO		5,327		13,535		PTM	CCMSA/KOF
SILLAS		8,588		21,615		PTM	CCMSA/KOF
ENFRIADORES DE PLASTICO						VENDO	CCMSA/KOF
ENFRIADORES METÁLICOS	17,377	129,176	16,148	122,656		VENDO	CCMSA/KOF
COCA-COLA FEMSA							
REFRESCOS	133,850	1,732,850	111,229	3,475,441		SPRITE,LIFT,CIEL, DELAWARE PUNCH INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				1,130,509			
TOTAL		4,116,839		10,226,647			

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERVEZA			368	225,181	67 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			31,092	17,810	CHILE/CARIBE/NICARA	FAMOSA	CIA.CERV.UNIDAS/
HERMETAPA			1,830,482	72,304	LATINOAMERICA CHILE/CARIBE/ USA	FAMOSA	EXPORT.LATINOAM./FL LABATT / MILLER COORS BREWING/CIA.
TAPA ECOLÓGICA			136,256	16,356	USA/ARGENTINA COSTA RICA/COLOMBIA	FAMOSA	CICAN/FLORIDA ICE & GASEOSAS COLOMBIA
FLEXIBLES (TONS)				5,887	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE
BOTELLAS			2,792	2,173	CARIBE	SISA	
REFRESCOS			29,373	284,408	BUENOS AIRES, ARGENTINA	SPRITE, DIET SPRITE QUATRO, TAI, KIN, COCA-COLA, COCA-COLA LIGHT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				538,899			
T O T A L				1,163,018			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DI **2001** — 7,232,753,572

Número de acciones en circulación a la misma fecha de la CUFIN : — 5,307,590,450

(En Unidades)

[ ] CIFRAS DICTAMINADAS FISCALMENTE   [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO A 31 DE MARZO DE 2002

RESULTADO FISCAL	2,923,430,533
- IMPORTE DEL ISR:	196,946,062
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	108,419,084
- IMPORTE DE LA UFIR	2,360,727,498
- PARTIDAS NO DEDUCIBLES	182,514,714
UFIN DEL EJERCICIO :	74,823,175

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN AI 31 DE MARZO DE 2002 — 7,331,385,744

Número de acciones en circulación a la misma fecha de la CUFIN : — 5,297,310,450

(En Unidades)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001**	7,232,753,572
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	5,307,590,450

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001**	7,232,753,572
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	5,307,590,450

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

CLAVE DE COTIZACION FEMSA | TRIMESTRE: 1 | AÑO: 2002

RAZON SOCIAL: **FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** — 3,709,143,948

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 5,307,590,450

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE DICIEMBRE DE 2001

RESULTADO FISCAL:	2,923,430,533
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	108,419,084
- PARTIDAS NO DEDUCIBLES	182,514,714
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT	271,769,237
UFIN DEL EJERCICIO :	2,360,727,498
- ISR (Utilizando la tasa para ISR diferido)	
* FACTOR PARA UFIN REINVERTIDA:	9,286
UFINER DEL EJERCICIO	1,534,520,089

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE MARZO DE 2002 — 3,759,725,089

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 5,297,310,450

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE2001 (Antes de UFIN reinvertida del ejercicio anterior) — 2,174,623,859

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 5,307,590,450

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 1 AÑO: 2002
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		2				2,737,740,090	300,000	2,348,632
D		2				2,559,570,360		
TOTAL			0	0	0	5,297,310,450	300,000	2,348,632

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 5,297,310,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE AL TRIMESTRE
B	8,806,000	6.60800	6.20000
D	35,224,000	6.60800	6.20000

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y **31** DE **MARZO** DE **2002** Y **2001**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES MES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

________________________ ________________________

MONTERREY, NL, A 25 DE ABRIL DE 2002

CLAVE DE COTIZACION: FEMSA

FECHA: 25/04/200: 09:43

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
DO MICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY ,NL
TELEFONO: (0181) 8328-6090
FAX: (0181) 8328-61-11 **AUTOMATICO:** X
E-MAIL: invrel@mail.femsa.com
DIRECCION DE INTERNET www.femsa.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: FEM9805095B4
DOMICILIO GENERAL ANAYA 601 PTE.
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO: GENERAL ANAYA 601
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY ,NL
TELEFONO: (0181) 8328-6090
FAX: (0181) 8328-6111
E-MAIL: rmhinmar@femsa.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: SR. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO: AV ALFONSO REYES 2202 NTE
COLONIA: BELLA VISTA
C. POSTAL: 64442
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-60-18
FAX: (0181) 8328-60-29
E-MAIL: ychaval@femsa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
DOMICILIO: AV ALFONSO REYES 2202 NTE
COLONIA: BELLA VISTA
C. POSTAL: 64442
CIUDAD Y ESTADO: MONTERREY NL

TELEFONO: (0181) 8328-60-18
FAX: (0181) 8328-60-29
E-MAIL: ychaval@femsa.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. FEDERICO REYES GARCIA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-62-00
FAX: (0181) 8328-60-80
E-MAIL: freyes@femsa.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE: C.P. ROSA MARÍA HINOJOSA MARTÍNEZ
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-60-90
FAX: (0181) 8328-61-11
E-MAIL: rmhinmar@femsa.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR JURÍDICO
NOMBRE: LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-6180
FAX: (0181) 8328-6181
E-MAIL: cealdanc@femsa.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR DE LEGAL
NOMBRE: LIC. CARLOS ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-61-80
FAX: (0181) 8328-61-81
E-MAIL: cealdanc@femsa.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO
NOMBRE: LIC. ALFREDO LIVAS CANTÚ
DOMICILIO: GENERAL ANAYA 601 PTE

CLAVE DE COTIZACION: FEMSA FECHA: 25/04/200: 09:43

COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	alivas@praxisfin.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. MARIA ELENA GUTIERREZ SANTOSCOY
DOMICILIO:	GRAL. ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6245
FAX:	(0181) 8328-6080
E-MAIL:	megutsan@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE:	C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-6111
E-MAIL:	rmhinmar@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	cealdanc@femsa.com.mx

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

r04: INCLUYE 12,900 Y 24,400 MILES DE PESOS DE AMORTIZACION DEL CREDITO MERCANTIL POR LOS AÑOS 2002 Y 2001 RESPECTIVAMENTE.
c17: CORRESPONDE A ROTURA DE BOTELLA
r23: EN EL AÑO 2002 SE INCLUYEN VENTAS DE COCA COLA FEMSA DE BUENOS AIRES POR 94,666 Y 100, 946 PARA EL MISMO PERIODO DEL AÑO 2001.

r32: INCLUYE RESERVA DEL IMPAC POR UN MONTO DE 5,607 MILES DE PESOS EN 2002 Y 13,096 PARA EL 2001.
c13:PARA EL AÑO 2002 SE INCLUYEN 488,424 DE DEPRECIACION 11,054 DE AMORTIZACION DE CREDITO MERCANTIL Y 370,120 DE AMORTIZACION DE CARGOS DIFERIDOS, ASI MISMO PARA EL AÑO 2001 SE INCLUYEN 463,546 Y 24,241 DE AMORTIZACION DE CREDITO MERCANTIL Y 248,052 DE AMORTIZACION DE CARGOS DIFERIDOS.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2002

Fomento Económico Mexicano S.A. de C.V.



By: ________________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Planning